United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

(CNPJ/MF nº 42.157.511/0001 -61) A Publicly Held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

Date, time and place:

October 21, 2009, at 7:30 p.m., taking place exceptionally by teleconference centralized at the branch office of the Company located at Av. Brigadeiro Faria Lima, nº 2.277 – 4th floor, in the City of São Paulo, State of São Paulo.

Present:

Convened as usual, the following Directors participated in the meeting: Raul Calfat

(Chairman of the Board of Directors), Alexandre D'Ambrosio, Sergio Duarte Pinheiro, Gilberto Lara Nogueira, Wang Wei Chang.

Presiding:

Raul Calfat, Chairman of the Board of Directors, presided, with José Luiz Braga acting as secretary.

Resolutions:

1.	Sale of the Guaíba Unit

1.1.	Subsidiary Creation – Management was authorized to constitute two subsidiaries to be headquartered in the City of Guaíba, in the State of Rio Grande do Sul, with capital stock between them of up to R$ 3,000,000,000.00 (three billion reais), to be distributed between the two new subsidiaries as defined in their respective articles of association, paying in the subscribed capital with a transfer of equity represented by the industrial installations, land and forests that together are known as the Guaíba Unit, in the City of Guaíba, in the State of Rio Grande do Sul, which in general terms comprise (i) a pulp factory with annual production capacity of approximately 450,000 tons, (ii) a paper plant with annual production capacity of approximately 60,000 tons, (iii) approximately 212,000 hectares of land (of which 32,000 is leased, in forestry partnerships), and (iv) licenses and authorizations to execute an expansion project for the pulp factory, to increase its annual capacity to nearly 1.75 million tons.

1.2.	Authorization to Sell the Guaíba Unit – Under the terms included in item VII of article 16 of the Bylaws of the Company, the Board of Directors ratified all the acts of Management aiming the selling to Empresas CMPC S.A. (“CMPC”), based in Santiago, Chile, of Aracruz share in the capital of the companies to be constituted as contemplated in the resolution above. The sale price of the two subsidiaries shall be US$ 1,430,000,000.00 (one billion four hundred and thirty million dollars), to be paid in two installments: the first of these in the amount of US$ 1,000,000,000.00 (one billion dollars), to be paid at the conclusion of negotiations, which is scheduled to occur on December 15, 2009; the second installment, in the amount of US$ 430,000,000.00 (four hundred thirty million dollars), shall be paid within 45 (forty-five) days as of the date of the first payment, with an adjustment at the rate of 7.5% per year. The members of the Board of Directors analyzed the terms of the sale of the two subsidiaries and consider the amount to be paid in the sale to represent, in fact, the fair market value of the Guaíba Unit assets, which, by virtue of their transfer to pay in the capital of these subsidiaries, will be the respective assets of the subsidiaries, in proportion to the capital subscribed by the Company in each of them.

2.	Delegation to Contract

In accordance with the provisions of article 23 of the Bylaws of the Company, Management are fully authorized to perform all the acts necessary to implement the resolutions contained in item 1, expressly ratifying all the acts taken until then, which are validly taken and apt to produce the legal effects for which they were intended.

Closing:

The matters submitted to the deliberation of the Board being unanimously approved, the meeting was closed with the transcription of these minutes, which are signed by the participants.

São Paulo, October 21, 2009.

Raul Calfat

Chairman of the Board of Directors and Presiding Officer

José Luiz Braga Secretary

Alexandre D'Ambrosio Sérgio Duarte Pinheiro Gilberto Lara Nogueira Wang Wei Chang

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer